UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

WATERSIDE CAPITAL CORPORATION

140 West 31st Street

2nd Floor

New York, NY 10001

File No. 811-8387

AMENDMENT NO. 6

Application Pursuant to Section 8(f) of

The Investment Company Act of 1940 for an Order Declaring

That Applicant has Ceased to be an Investment Company

Communications regarding this Application

Should be Addressed to:

Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379

This Amendment No. 6 consists of 21 pages, including the exhibits.

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

Waterside Capital Corporation (“Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.

II.	BACKGROUND

Applicant was incorporated in the Commonwealth of Virginia on July 13, 1993 and became registered under the Act as a closed-end investment company. Applicant was licensed by the Small Business Administration (the “SBA”) as a Small Business Investment Company (“SBIC”). Applicant previously made equity investments in, and provided loans to, small businesses to finance their growth, expansion, and development. Under applicable SBA regulations, Applicant was restricted to investing only in qualified small businesses as contemplated by the Small Business Investment Act of 1958. As a registered investment company under the Act, Applicant’s investment objective was to provide its shareholders with a high level of income, with capital appreciation as a secondary objective. Applicant made its first investment in a small business in October 1996. Applicant operated under internal management.

On March 30, 2010, the SBA notified Applicant that its account had been transferred to liquidation status and that the outstanding debentures of $16.1 million plus accrued interest (the “Debentures”) were due and payable within fifteen days of the date of the letter. Applicant did not possess adequate liquid assets to make this payment. Applicant negotiated terms of a settlement agreement with the SBA effective September 1, 2010. The Debentures were repurchased by the SBA in September 2010, represented by a Note Agreement between the SBA and Applicant. The Note Agreement had a maturity of March 31, 2013. In the event of a default, the SBA had the ability to seek receivership.

On May 24, 2012 the SBA delivered to Applicant a notice of an event of default for failure to meet the principal repayment schedule under the Note Agreement (the “Notice”). Under the terms of the Notice and the Note Agreement the SBA maintained a continuing right to terminate the Note Agreement and appoint a receiver to manage Applicant’s assets.

On November 20, 2013 the SBA filed a complaint in the United States District Court for the Eastern District of Virginia (the “District Court”) seeking, among other things, receivership for Applicant and a judgment in the amount outstanding under the Note Agreement plus continuing interest. The complaint alleged that as of October 31, 2013 there remained an outstanding balance of $11,762,634.58 under the Note Agreement, including interest, which continued to accrue at the rate of $2,021.93 per day. The SBA, in filing the complaint, requested that the District Court take exclusive jurisdiction of Applicant and all of its assets wherever located and appoint the SBA as permanent receiver of Applicant for the purpose of liquidating all of Applicant’s assets and satisfying the claims of its creditors in the order of priority as determined by the District Court.

On May 28, 2014 the District Court entered a Consent Order and Judgment Dismissing Counterclaim, Appointing Receiver, Granting Permanent Injunctive Relief and Granting Money Judgment (the “Order”). The Order appointed the SBA as receiver of Applicant, and the SBA designated Charles Fulford as its principal agent to act on its behalf as the receiver (the “Receiver”). The Order authorized the Receiver to act for the purpose of marshaling and liquidating in an orderly manner all of Applicant’s assets. The Order also served to enter judgment in favor of the United States of America, on behalf of the SBA, against Applicant in the amount of $11,770,722.31. Such amount represented $11,700,000 in principal and $70,722.31 in accrued interest. The District Court assumed jurisdiction over Applicant and the SBA was appointed Receiver effective May 28, 2014.

Applicant effectively stopped conducting an active business upon the appointment of the SBA as Receiver and the commencement of the receivership ordered by the District Court (the “Receivership”). Over the course of the Receivership the activity of Applicant was limited to the liquidation of Applicant’s assets by the Receiver and the payment of the proceeds therefrom to the SBA and for the expenses of the Receivership.

The SBIC license granted to Applicant by the SBA was revoked by the SBA effective March 20, 2017, in conjunction with the entry by the District Court of the Order Approving the Procedures for Winding Up and Terminating the Receivership Estate. On June 28, 2017, the Receivership was terminated pursuant to the entry of a Final Order by the District Court further discharged all claims and obligations of Applicant other than the judgment held by SBA (the “Final Order”). Prior to the Final Order the Receiver provided notice to all shareholders of Applicant. The Receiver also initiated separate contact with the largest shareholders of Applicant in an attempt to identify a shareholder willing to assume responsibility for the control of Applicant on behalf of Applicant’s shareholders. Roran Capital, LLC (“Roran”) was the only shareholder willing to assume such control. As such, at the direction of the Receiver, paragraph 4 of the Final Order specifically stated that “Control of Waterside shall be unconditionally transferred and returned to its shareholders c/o Roran Capital, LLC (“Roran”) upon notification of entry of this Order”. At that time Roran owned 51,000 shares of Applicant which represented 2.7% of the issued and outstanding common stock at that time. Currently, Roran owns 81,000 shares, or 4.2% of the issued and outstanding common stock of the Applicant as a result of open market purchases of 30,000 shares on May 17, 2019 by Roran. 99% of the equity interests in Roran were at the time, and remain, beneficially owned by Yitzhak Zelmanovitch. At the time of the Final Order, Applicant had no assets, and a remaining sole liability owed to the SBA in an amount of $11,770,722.31.

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The Company’s outstanding judgment payable owed to the SBA was purchased by Roran from the SBA in July 2017. As such, all amounts due under the outstanding judgment payable were owed to Roran rather than the SBA. Upon purchase, the Company began to accrue interest that was due under the original terms of the judgment payable. The statutory interest rate was 0.094%. The Company had accrued $163,991 in interest on the judgment payable as of March 31, 2019. On May 16, 2019, Roran forgave the entire principal amount and interest due thereon of $11,770,722.31.

On September 19, 2017, the Company entered into a Convertible Loan Agreement with Roran (the “Loan Agreement”). Pursuant to the Loan Agreement, Roran agreed to loan to the Company an amount not to exceed a total of $150,000 in principal over 18 months. On June 17, 2019 the Company amended the Loan Agreement increasing the loan amount to $200,000 and extending the maturity date to September 19, 2019. Each advance under the Loan Agreement will be documented under a Convertible Promissory Note issued by the Company in favor of Roran (the “Note”). The Note bears interest at the rate of 12% per annum. Roran has the right to convert all or any portion of the Note into shares of the Company’s common stock at a conversion price equal to 60% of the share price. As a result of the advances made pursuant to the Loan Agreement, the Company has incurred total obligations of $190,768 as of December 31, 2019. The Company recorded a BCF due the conversion option of $116,800, which has been fully amortized as of December 31, 2019. The debt discount has been amortized as interest expense through December 31, 2019. On December 13, 2019, the Company amended its Loan Agreement and Promissory Note with Roran Capital as follows: (i) the total amount to be loaned was increased to $250,000, and (ii) the maturity date was extended to June 19, 2020. The use of proceeds of this loan has been and continues to be the payment by the Company of its reasonable operational expenses payable to third party service providers (consisting solely of third party expenses such as legal, accounting, transfer agent and edgarization costs, all at the actual cost for such services).

Upon termination of the Receivership, Roran took possession of all books and records made available to it by the Receiver. The termination of the Receivership, and the termination of the power and authority of the Receiver, left Applicant with no Board of Directors and no officers. It was impossible to convene a shareholders meeting as there were no corporate officers or directors to provide (i) notice, or (ii) the administrative oversight required for such a meeting. Upon the advice of former counsel, Roran, in reliance on and in compliance with the Final Order, sought to appoint a new board of directors (the “New Board”). Without a New Board, Applicant would be unable to operate as a viable business, and appointment by Roran was the only manner in which the New Board could be constituted.

Roran expended a good faith effort to seek out qualified third parties to serve on the New Board. Because of the liability exposure inherent in serving on the board of a public company, Applicant’s lack of financial resources, and Applicant’s loss of its SBIC license, Roran was unable to locate any qualified individuals to serve on the New Board and thus appointed Zindel Zelmanovitch, the father of Yitzhak Zelmanovitch, as the sole director and officer of the Applicant. Zindel is an experienced business person who has previously served as the CEO and director of a public company, thus although related to the 99% owner of Roran, he has objectively acceptable qualifications to serve in this dual position. Zindel Zelmanovitch has never owned any shares of stock of Applicant and has not been compensated for any of his services as a director or officer of Applicant to date.

In his capacity as the sole director and officer of Applicant, Zindel Zelmanovitch considered a variety of options for Applicant, including bankruptcy and liquidation, neither of which would have yielded any economic benefit for the Applicant’s shareholders. Thus, as stated above, the Company entered into the Agreement and Note to provide a loan or loans to fund reasonable expenses of Applicant, at cost, and advances would continue to be made so long as progress was being made to reorganize Applicant and to identify either (i) a new business to enter into; or, (ii) an active business with which to merge or otherwise acquire, which would benefit from operating as a public entity. The New Board (Zindel Zelmanovitch) has continued to work toward achieving that goal. The New Board (Zindel Zelmanovitch) concluded that continuing to operate as a registered investment company was impossible; furthermore, the consistent feedback from third parties with which the New Board has sought to consummate a transaction to commence a new business or acquire or merge a new business into Applicant, has been that until the Application is approved, no such transaction is feasible.

Since the entry of the Final Order (June 28, 2017) and the termination of the Receivership, Applicant has been maintained for the benefit of its shareholders and pursuant to, and in compliance with, the Final Order. Applicant has no assets, and Applicant no longer has the SBIC license from the SBA. Applicant is no longer operating as a registered investment company under the Investment Company Act. While it would have been possible for Applicant to merely dissolve, Applicant has instead decided to endeavor to reconstitute itself as a viable business. Applicant has engaged, and intends to continue to engage, qualified professionals and personnel in order to bring Applicant current in its SEC filings and audits. Applicant has filed all delinquent SEC filings as a registered investment company. Applicant believes that as of June 28, 2017 it ceased to be an investment company under the Investment Company Act so it did not file as a registered investment company for the period ended June 30, 2017. Instead, Applicant filed Form 10-K for that period, and has subsequently timely filed all periodic reports on Forms 10-Q and Form 10-K.

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The current status of Applicant is consistent with Applicant’s pronounced intention of converting from a registered investment company to an operating company. Although Applicant may have historically operated as a registered investment company, the result of the Receivership is that Applicant can no longer operate as a registered investment company. The only chance for the shareholders of Applicant to recognize any value from their investment in Applicant is to allow Applicant to change the nature of its business such that it should no longer be a registered investment company under the Investment Company Act.

Applicant is currently authorized to issue twenty five thousand (25,000) shares of preferred stock, with a par value of $1.00 per share. There are zero (0) shares of preferred stock issued. Applicant is also authorized to issue ten million (10,000,000) shares of common stock, with a par value of $1.00 per share. As of October 29, 2018 and currently, 1,915,548 shares of common stock of Applicant were outstanding. These shares are traded on the Pink® Open Market under the ticker symbol “WSCC” and are held by 26 shareholders of record, currently. Applicant does not have any other equity securities outstanding.

III.	ACTION REGARDING DEREGISTRATION

A.	Current Business Strategy and Operations:

Applicant now seeks to either (i) enter into a new business; or, (ii) merge with, or otherwise acquire, an active business which would benefit from operating as a public entity. The New Board (Zindel Zelmanovitch) has undertaken a search to identify the best possible candidate(s) in order to provide value to the shareholders of Applicant. Applicant believes that it no longer qualifies as an “investment company” within the meaning of the Investment Company Act, and has engaged in a strategy to convert from a registered investment company to an operating company. Applicant will file to register under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), thereby becoming a mandatory filer under the Exchange Act. It will continue to get its shares of common stock quoted on the Pink® Open Market for the benefit of its shareholders. As a result of these efforts, Applicant is and holds itself out as being engaged primarily in the business of seeking either (i) a new business to enter into; or, (ii) merger or acquisition candidates which would benefit from operating as a public entity; however, the consistent feedback from third parties with which the New Board has sought to consummate a transaction to commence a new business or acquire or merge a new business into Applicant, has been that until the Application is approved, no such transaction is feasible.

The current status of Applicant is consistent with Applicant’s pronounced intention of converting from an investment company to an operating company. Although Applicant may historically have operated as an investment company, the result of the Receivership is that Applicant can no longer operate as an investment company. The only chance for the shareholders of Applicant to recognize any value from their investment in Applicant is to allow Applicant to change the nature of its business such that it should no longer be registered as an investment company under the Act.

B.	Public Representations of Policy:

Since the end of the Receivership, Applicant has consistently represented that it is primarily engaged in the business of seeking (i) a new business to enter into; or, (ii) a merger or acquisition candidate(s) which would benefit from operating as a public entity. Upon deregistration, Applicant will issue a press release to its shareholders indicating that it is an operating company and cease indicating in its financial statements that it is a registered investment company.

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C.	The Final Order, and Activities of Directors, Officers, and Employees:

The Final Order specifically stated, among other things, that “Control of Waterside shall be unconditionally transferred and returned to its shareholders c/o Roran Capital, LLC (“Roran”) upon notification of entry of this Order”. Roran was also provided with all documents and records previously maintained by the Receiver. Roran was (and remains) a shareholder of Applicant, currently owning 81,000 shares of the Applicant’s common stock. Roran’s stock ownership represents 4.22% of the issued and outstanding shares of common stock of the Applicant. Roran voluntarily agreed to provide post-Receivership assistance in the form of filing tax returns for Applicant; taking possession of Applicant’s records and documents; and, accepting general responsibility for control of Applicant on behalf of Applicant’s shareholders. Roran was not compensated, and will not be compensated, for its efforts during and after the Receivership. It will, however, be reimbursed for all ordinary and necessary expenses incurred on behalf of Applicant, and it will be repaid all amounts it loans to Applicant. As of December 31, 2019, Roran has loaned to Applicant $190,768.

The managing member of Roran is Yitzhak Zelmanovitch. As disclosed above, Roran appointed Zindel as the sole director of Applicant. Zindel is the father of Yitzhak Zelmanovitch. The New Board consists solely of Zindel. Zindel has never owned any shares of stock of Applicant and has not been compensated for any of his services as a director or officer of Applicant to date. Roran sought out qualified individuals to serve on the New Board. Because of the liability exposure inherent in serving on the board of a public company, Applicant’s lack of financial resources, and Applicant’s loss of its SBIC license, Roran was unable to locate any qualified individuals to serve on the New Board until Zindel agreed to serve as the sole member of the New Board. Zindel is an experienced businessman who enjoys an excellent reputation, and he has prior public company experience, having previously served as the CEO and a board member of a public company. He has served as Chairman of the Board of Directors and Chief Executive Officer of East Coast Capital Holdings (a diversified private investment fund) since 2002, previously serving as the President and a Director of East Coast Capital Holdings (including its predecessor) since 1986. From 1982 through October 2000 Mr. Zelmanovitch was President and a director and stockholder of Freshstart Venture Capital Corp., a public company which was licensed as an SBA SBIC, which was listed on NASDAQ. Mr. Zelmanovitch guided Freshstart through its initial public offering; the company was eventually sold to Medallion Financial Corp. Mr. Zelmanovitch received an M.B.A. degree from C.W. Post Center of Long Island University in 1979. Zindel has never owned any shares of stock of Applicant and has not been compensated for any of his services as a director or officer of Applicant to date.

As the sole member of the New Board, Zindel Zelmanovitch was unable to identify any other individuals to serve as officers of Applicant for the same reasons that no other directors could be identified. As such, Zindel Zelmanovitch, as the sole director of Applicant, appointed himself as the sole officer of Applicant. Zindel Zelmanovitch has been the sole director and Chairman of the New Board, and the sole officer of the New Board (Chief Executive Officer, Secretary, and Chief Financial Officer) of Applicant since September, 2017.

The primary activities of Applicant’s current sole director and sole officer (Applicant currently has no employees), like Applicant’s historical development and public representations, indicate that Applicant has ceased to be an investment company. Upon termination of the license issued by the SBA, Applicant could no longer act and operate as an SBIC. Similarly, upon termination of the Receivership, Applicant had no assets and no operating business. Applicant became managed by Zindel Zelmanovitch as the sole director and sole officer. Applicant’s new CEO (Zindel Zelmanovitch), with the financial support of Roran, and oversight by Applicant’s New Board (Zindel Zelmanovitch), has devoted himself to finding either (i) a new business to enter into; or, (ii) an active business to merge with, or otherwise acquire, which would benefit from operating as a public entity. The activities of Zindel Zelmanovitch, operating as Applicant’s sole board member and sole officer, indicate that Applicant no longer operates as an investment company. The business of Applicant is now to (i) enter into a new business; or, (ii) merge with, or otherwise acquire, an active business which would benefit from operating as a public entity; furthermore, the consistent feedback from third parties with which the New Board has sought to consummate a transaction to commence a new business or acquire or merge a new business into Applicant, has been that until the Application is approved, no such transaction is feasible.

D.	Applicant’s Present Assets:

As of June 30, 2019 (Applicant’s most recent reported fiscal year-end) and December 31, 2019, Applicant had zero (0) assets (other than cash in hand in the amount of $8,993 and $10,333, which was to be used for expenses incurred by Applicant). A copy of Applicant’s financials for June 30, 2019 and December 31, 2019 are attached hereto as Exhibit 1. The cash on hand had been loaned to Applicant by Roran in order to satisfy Applicant’s expenses related to its filings with the SEC. The nature of Applicant’s assets suggests it should no longer be registered as an investment company under the Act.

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E.	Applicant’s Present Income:

During each of Applicant’s fiscal year ended June 30, 2014, 2015, and 2016, respectively, Applicant had no income other than the proceeds generated through the sale of Applicant’s assets through the Receivership. During Applicant’s fiscal year ended June 30, 2017, the Receivership was terminated, and income for that fiscal year was also limited to the proceeds generated through the sale of Applicant’s assets through the Receivership. Income for Applicant’s most recent fiscal year ended (June 30, 2019) was zero (0).

Since the end of the Receivership, Applicant’s income is and continues to be zero (0). Applicant has not conducted any business generating any income, and Applicant has no assets which it can sell. It is expected that Applicant will not generate any income until it is able to either (i) enter into a new business; or, (ii) merge with, or otherwise acquire, an active business which would benefit from operating as a public entity. Accordingly, the lack of any income, and the inability of Applicant to generate any income without the successful launch of a new business or a merger with or acquisition of another company, suggest that it should no longer be registered as an investment company under the Act.

IV.	FEDERAL TAX CONSEQUENCES

It is anticipated that deregistration may have some unfavorable tax consequences to Applicant in the form of greater tax liabilities. It is also anticipated that deregistration will have no impact on the tax consequences of the shareholders of Applicant. As a registered investment company, Applicant filed its federal income tax returns for its taxable years from inception up to and including 2017 on the basis that it qualified to be taxed as a “regulated investment company” (“RIC”), as that term is defined in the applicable provision of the Internal Revenue Code of 1986, as amended (the “Code”). Qualification as a RIC provided Applicant with certain favorable tax consequences. In particular, Applicant was not taxed at the corporate level on its net income and net realized gains which were distributed to its shareholders. Due to the current, and planned future, nature of its business, Applicant will no longer qualify as a RIC for tax purposes. Therefore, it will no longer be eligible for “pass-through” tax treatment. This may result in higher tax liabilities for Applicant in the future as it will now be taxed on its net income and net realized gains whether or not it distributes these to its shareholders. Shareholders should have no unfavorable federal income tax consequences as should Applicant be in a position to make distributions to its shareholders, said distributions should be taxed in a manner substantially similar to distributions received by the shareholders when Applicant operated as a RIC.

No longer being a RIC for tax purposes is yet another reason for Applicant to no longer be registered with the Commission as an investment company. Deregistration will be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

V.	APPLICABLE STATUTORY PROVISIONS

Since Applicant no longer is, proposes to, or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire Investment Securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis as contemplated by Section 3(a)(1)(C) of the Act, Applicant has ceased to be an investment company within the meaning of Section 3 of the Act. Further, Applicant represents and warrants that to the extent (i) Applicant seeks to enter into, or enters into, a new business, it will not be an investment company; and, (ii) Applicant seeks to merge with, or merges with, or otherwise seeks to acquire or does acquire, an active business which would benefit from operating as a public entity, such merger or acquisition would not result in Applicant being an investment company. Accordingly, Applicant hereby requests that the Commission issue an order pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company.1

1 Applicant is not seeking any relief with respect to its proposed use of any existing or future registration under the Securities Act of 1933 or the Exchange Act.

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A.	Applicant is Not a Section 3(a)(1)(A) Investment Company:

Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “‘investment company’ means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A):

(i)	Applicant’s historical development;

(ii)	its public representations of policy;

(iii)	the activity of its directors, officers, and employees;

(iv)	the nature of its present assets; and,

(v)	the sources of its present income.

While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A).2

Each of the five factors as they relate to Applicant is discussed above in Section III of this Application. With respect to factors (i) and (ii), since the end of the Receivership Applicant has clearly and consistently indicated to the public and in all administrative communications its intention to become an operating company and cease being a registered investment company and continues to do so, and will continue to do so in its public financial reports and press releases to be filed. With respect to factor (iii), the New Board (Zindel Zelmanovitch) and the sole officer of Applicant (Zindel Zelmanovitch) are devoted to identifying a (i) new business to enter into; or, (ii) merger candidate(s) which would benefit from being public, and effecting the appropriate transaction. The New Board (Zindel Zelmanovitch) and the sole officer of Applicant (Zindel Zelmanovitch) conduct no other business on behalf of Applicant other than general corporate compliance. The sole officer (Zindel Zelmanovitch) and the New Board (Zindel Zelmanovitch) spend no time engaged in investing and reinvesting Applicant’s assets in investment securities or small businesses, or any other functions related to operating as an SBIC. The New Board (Zindel Zelmanovitch) and the sole officer (Zindel Zelmanovitch) have shifted its focus from oversight of a company engaged in the business of investing and reinvesting in securities to oversight of a company engaged in the business of finding a new business or merger candidate to own and operate.

With respect to factors (iv) and (v), less than 40% of the value of Applicant’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis are invested in investment securities; and, less than 40% of Applicant’s income is derived from investment securities. As previously noted, Applicant currently has no assets and has no income. Further, Applicant’s management is actively reviewing a number of merger, development, business, and acquisition opportunities, and anticipates a transformative transaction in the future.

Applicant acknowledges that Section 3(a)(1)(A) speaks in terms of “securities” rather than “investment securities”. However, as noted above, Applicant has no assets at all at this time, and has no intent or desire to acquire investment securities or securities envisioned under section 3(a)(1)(A) of the Act. Applicant’s primary business will be the business of whatever (i) new business into which is enters, or, (ii) the business of the active business with which it merges or otherwise acquires, which would benefit from operating as a public entity, if in fact any such transformative transaction occurs. If such a transaction does occur, at that time Applicant’s business risk will be the same as the (i) new business into which it enters; or, (ii) the active business with which it merges or otherwise acquires, which would benefit from operating as a public entity.

2 Tonopah Mining Company Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, Inv. Co. Act Release No. 10937, [1979-1980] Fed. Sec. L. Rep. (CCH) 82,465, n.24 (Nov. 13, 1979).

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Since Applicant does not presently hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act. Applicant requests that the Commission note that it has previously granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.3

B.	Applicant is Not a Section 3(a)(1)(C) Investment Company:

Applicant is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”. Section 3(a)(2) provides, in pertinent part, that “[a]s used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)”.

Section 3(b)(1) of the Act provides that “[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) Any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities”. Further, Rule 3a-1 under the Act states that “[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; provided, that:

(a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: (1) Government securities; (2) Securities issued by employees’ securities companies; (3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and (4) Securities issued by companies: (i) Which are controlled primarily by such issuer; (ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) Which are not investment companies;

(b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and

(c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries”.

Applicant is, and holds itself out as being engaged primarily, in the business of seeking a (i) new business to enter into; or, (ii) merger or acquisition candidate with an operating business which would benefit from being a public company. Applicant is not, and is not holding itself out as being engaged primarily, and is not proposing to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. Applicant represents and warrants that to the extent (i) Applicant seeks to enter into, or enters into, a new business, it will not be an investment company; and, (ii) Applicant seeks to merge with, or merges with, or seeks to acquire, or acquires, an active business, such merger or acquisition would not result in Applicant being an investment company. Further, as of June 30, 2019 and at all times thereafter, no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of Applicant’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of Applicant’s net income after taxes (for the last four fiscal quarters combined) was derived from, securities other than securities issued by companies (i) which are wholly owned by Applicant (in fact, Applicant has no subsidiaries); (ii) through which Applicant engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies. As noted throughout this Application, Applicant has no assets and has no income. Additionally, Applicant is not a special situation investment company and is not engaged, and is not proposing to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding.

3 In the Matter of Madison Fund, Inc., Inv. Co. Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

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Accordingly, based on the foregoing authority, we urge the Commission to conclude that Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to Applicant. By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain stockholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that current management believes are prudent and reasonable for an operating company but are prohibited for a RIC. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a RIC. Further, the prohibitions of Section 17 of the Act on transactions with affiliates, together with Section 23(a) of the Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive based compensation Applicant considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business.

VII.	CONCLUSION

Applicant is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to Applicant, and, as of June 30, 2019, and at all times thereafter, Applicant has held zero (0) Investment Securities, below the 40% threshold set forth in Section 3(a)(1)(C) of the Act, and has had no income thus less than 20% of Applicant’s income was derived from its holdings of Investment Securities. Further, Applicant is primarily engaged in the business of seeking a (i) new business to enter into; or, (ii) merger or acquisition candidate with an operating business which would benefit from being a public company; furthermore, the consistent feedback from third parties with which the New Board has sought to consummate a transaction to commence a new business or acquire or merge a new business into Applicant, has been that until the Application is approved, no such transaction is feasible. Applicant fully intends to continue to manage its assets and income in a manner that causes Applicant to continue to be excluded from the definition of an investment company under the Act. In addition, subject to the entry of the order requested by this Application, Applicant will continue to get its shares of common stock quoted on the Pink® Open Market. Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

AUTHORITY TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the Act, Applicant states that the sole individual comprising the current board of directors of Applicant, by resolution duly adopted and attached hereto as Exhibit “A”, has authorized the sole officer of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit “B”. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is 140 West 31st Street, 2nd Floor, New York, New York, 10001. Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to Jolie Kahn, Esq., 11 E. 49th Street, 11th floor, New York, NY 10017, (516) 217-6379.

It is hereby requested that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

WATERSIDE CAPITAL CORPORATION

By:	/s/ Zindel Zelmanovitch
ZINDEL ZELMANOVITCH,
Chief Executive Officer

Dated: February 26, 2020

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INDEX TO EXHIBITS

Exhibit “A”	Authorization - Board of Directors Resolution as Required by Rule 0-2(c)

Exhibit “B”	Verification, as Required by Rule 0-2(d)

Exhibit “1”	Applicant’s Financials for its Fiscal Year Ended June 30, 2019 and Six Month Period Ended December 31, 2019

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